Exhibit 99.1

Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

Primary listing on the NASDAQ Global Select Market

Secondary listing on the JSE Main Board

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087

(“GRIN” or the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 25, 2023

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of the shareholders of the Company will be held on May 25, 2023 at 18:00 Singapore Standard Time (12:00 South Africa Standard Time, 06:00 United States Eastern Daylight Time) by way of electronic means (the “AGM”).

The Annual General Meeting will be conducted by way of electronic means. A shareholder entitled and wishing to vote on the matters to be considered at the AGM must complete the form of proxy and voting instruction (attached) to appoint the Chairman of the AGM as his / her / its proxy to vote in his / her / its stead. A shareholder wishing to attend the AGM by electronic means is required to pre-register. Please refer to the information contained in this Notice of Annual General Meeting of Shareholders (this “Notice”) for details on how to vote and how to attend by electronic means.

This Notice is distributed to Shareholders of Record recorded in the register of members of the Company as at April 12, 2023 and Beneficial Shareholders recorded in the records of the relevant securities depository on April 6, 2023. This Notice is available on our website at http://www.grinshipping.com/Content/EventsPresentationsAndNotices.

The purpose of the AGM is for the shareholders of the Company to consider and, if thought fit, pass, with or without modifications, the following resolutions:

AS ROUTINE BUSINESS

Ordinary Resolution No. 1 – Singapore Statutory Financial Statements

RESOLVED THAT, the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended December 31, 2022 be received and adopted.

Ordinary Resolution No. 2 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors of the Company (the “Board of Directors” or the “Directors”):

Mr. Paul Charles Over, who will retire by rotation at the AGM pursuant to Regulation 101 of the Constitution of the Company, and who, being eligible, has offered himself for re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 3 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Ms. Rebecca I Brosnan, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered herself for re-election, be and is hereby re-appointed as a Director of the Company.

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Ordinary Resolution No. 4 - Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr. Edward David Christopher Buttery, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered himself for re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 5 - Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr. Gordon William French, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered himself re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 6 - Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr. Alan Ian Hatton, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered himself re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 7 - Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Dr. Kurt Ernst Moritz Klemme, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered himself re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 8 - Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr. Charles Goodson Maltby, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered himself re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 9 - Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr. Cullen Michael Schaar, who will retire at the AGM pursuant to Regulation 106 of the Constitution of the Company, and who, being eligible, has offered himself re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 10 – Non-executive Directors’ remuneration for the financial year ending December 31, 2023

RESOLVED THAT, the Non-executive Directors (“NEDs”) of the Company from time to time during the year ending December 31, 2023 each be remunerated in accordance with the annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman's fee of US$175,000; (ii) Director's fee of US$85,000; (iii) Committee Chairman's fee of US$40,000; and (iv) Committee member's fee of US$15,000.

Ordinary Resolution No. 11 – Re-appointment and remuneration of auditors

RESOLVED THAT, upon the recommendation of the Audit and Risk Committee, Deloitte & Touche LLP be re-appointed as the auditors of the Company for the financial year ending December 31, 2023 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion.

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AS SPECIAL BUSINESS

Ordinary Resolution No. 12 – Non-executive Directors Compensation Program

RESOLVED THAT, for extraordinary work commencing January 1, 2023 undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the Non-executive Directors (“NEDs”), the NEDs be compensated by way of an incremental NED compensation program (“NED Compensation Program”) to be adopted pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED.

Ordinary Resolution No. 13 – Renewal of the Share Repurchase Mandate

RESOLVED THAT:

(a)	for the purposes of Sections 76C and 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company (“ordinary shares”) not exceeding in aggregate the Share Repurchase Prescribed Limit (as hereafter defined), at such price or prices as may be determined by our Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchases on the NASDAQ Global Select Market and/or the Johannesburg Stock Exchange and in compliance with the requirements of Rule 10b-18 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder), and, in all cases, in accordance with all laws and the regulations and rules of the NASDAQ Global Select Market or the Johannesburg Stock Exchange as may be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Repurchase Mandate”);

(b)	any ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) of this Resolution shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Singapore Companies Act 1967;

(c)	unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earliest of:

(i)	the date on which the next annual general meeting of the Company is held;

(ii)	the date by which the next annual general meeting of the Company is required by law to be held;

(iii)	the date on which the share purchases pursuant to the Share Repurchase Mandate are carried out to the full extent mandated; or

(iv)	the date on which the authority pursuant to the Share Repurchase Mandate contained in paragraph (a) of this Resolution is varied or revoked;

(d)	in this Resolution:

“Share Repurchase Prescribed Limit” means the number of issued ordinary shares representing 10% of the total number of issued ordinary shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Singapore Companies Act 1967, at any time during the Relevant Period, in which event the total number of ordinary shares of the Company shall be taken to be the total number of ordinary shares of the Company as altered;

“Relevant Period” means the period commencing from the date of passing of this Resolution and expiring on the date our next annual general meeting is held or is required by law to be held, whichever is the earlier;

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“Maximum Price” means an amount (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, not exceeding, in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or the securities exchange operated by JSE Limited (the “JSE”), as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected; and

(e)	our Directors and each of them be and are hereby authorised to do all acts and things (including, without limitation, executing all such documents as may be required, including all filings required to be made pursuant to the requirements of the Exchange Act) as they or each of them deem desirable, necessary or expedient to give effect to the transactions contemplated and/or authorized by this resolution as they or each of them may in their or each of their absolute discretion deem fit in the interests of the Company.

Resolution No. 14 – Authority to issue and allot shares

RESOLVED THAT, pursuant to Section 161 of the Singapore Companies Act, but subject otherwise to the provisions of our Constitution,

(a)	authority be and is hereby given to our Directors:

(i)	to allot and issue ordinary shares of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

(ii)	to make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into shares) at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as are permitted by our Constitution that Directors may think fit to impose; and

(b)	notwithstanding that the authority conferred by part (a) of this Resolution may have ceased to be in force, authority be and is hereby given to our Directors to allot and issue shares in pursuance of any offer, agreement or option made or granted by our Directors while part (a) of this Resolution was in force, provided that:

(i)	the aggregate number of shares (including shares to be issued in pursuance of the Instruments, made or granted pursuant to this resolution) to be issued pursuant to this Resolution shall not exceed the number of issued ordinary shares of up to 20% of the number of ordinary shares outstanding as at the date of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date) (the “New Issue Prescribed Limit”) to:

(a)	to raise cash for repayment of existing debt agreements; and/or

(b)	potentially purchase the existing chartered supramaxes that have purchase options; and/or

(c)	for capital expenditure on other vessels.

For the avoidance of doubt, the New Issue Prescribed Limit shall include ordinary shares to be issued as satisfaction of the consideration (whether in full or in part) or for cash to satisfy the above objective(s); and

(ii)	such authority shall continue in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date by which the next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the New Issue Prescribed Limit has been reached.

NOTES REGARDING THE PROPOSED RESOLUTIONS

Per our Constitution, Ordinary Resolutions No. 1 through No. 11, inclusive, are routine business to be transacted at the AGM.

(i)	Ordinary Resolution No. 1 covers the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act and will be made available to our shareholders on our website at http://www.grinshipping.com/Content/FinancialResults on and from April 13, 2023, being not less than fourteen days before the date of the AGM, as required under Singapore law.

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(ii)	Ordinary Resolution No. 2 covers the Directors who are required to retire at the annual general meeting of the Company pursuant to Regulation 101 of the Constitution, which requires that at each annual general meeting one-third of the Company’s Directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors) are required to retire from office by rotation and then, pursuant to Regulation 102 of the Constitution, shall be eligible for re-election at the annual general meeting.

Mr. Paul Charles Over has served as a member of our board of directors since February 17, 2022 and is based in Hong Kong. Mr. Over joined the London shipbroking company of Eggar Forrester Ltd in 1976 after being at sea with Kristian Jebsen A/S. He then joined Jardine, Matheson & Co., Limited, working first for their London based shipbroking company, Howe Robinson, before transferring to Hong Kong in 1980 to the ship owning division of the group. He left Jardines in 1984 to join the Continental Grain Company in Hong Kong where he was responsible for their Far East and Australian freight activities. Mr. Over joined Pacific Basin on its inception in 1987 as a founder and subsequent COO of the listed entity before retiring from that position in 2007. He held positions as independent non-executive director within the Baltic Exchange as a Director, Vice Chairman of the main company and as Chairman of its Freight Futures subsidiary Baltic Exchange Derivatives Trading Ltd. He also held independent non-executive director positions with Carisbrooke Shipping Ltd., Runciman Investments Ltd., Epic Gas Pte. Ltd. and the London P&I Club and has retired as a non-executive director of Asia Maritime Pacific of Hong Kong. He is currently an independent non-executive director of Taylor Maritime (HK) Ltd as well as being a current member of the Owners Board of the UK P&I Club.

(iii)	Ordinary Resolutions No. 3 to No. 9 covers the re-appointment of Directors who are required to retire at the annual general meeting of the Company pursuant to Regulation 106 of the Constitution. Ms. Rebecca I Brosnan and Messrs. Edward Christopher David Buttery, Kurt Ernst Moritz Klemme, Charles Goodson Maltby and Cullen Michael Schaar were appointed by the Directors of the Company on December 6, 2022 and Mr. Alan Ian Hatton and Mr. Gordon William French were appointed on December 14, 2022 and March 20, 2023 respectively and all of the seven directors shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Ms. Rebecca I Brosnan has served as a member of our board of directors since December 6, 2022 and is a member of the Audit and Risk Committee. Ms. Brosnan has over 20 years of experience in investment banking, financial markets, commodities and is currently the Chief Financial Officer & Head of Strategy of Diginex, an ESG and sustainability technology business and serves as the IFC Nominated Director on the Board of the City Bank, a listed commercial bank in Bangladesh. Previously, Ms. Brosnan was the COO & CFO of Mother’s Choice and Head of Asia Commodities and Head of Strategy at the Hong Kong Stock Exchange.

Mr. Edward Christopher David Buttery has served as a member of our board of directors and as a member of the Compensation and Nomination Committee since December 6, 2022. Mr. Buttery has relinquished his position as a Compensation and Nomination Committee member on March 31, 2023 and was appointed as the new Chief Executive Officer of the Company effective on April 1, 2023. Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor Maritime Investments Limited and has extensive experience in the shipping and maritime finance fields over the last 17 years. Prior to Taylor, Mr. Buttery was a Chartering Manager at Pacific Basin, Deputy COO of Asia Maritime Pacific, and a member of the ship finance team at Nordea Bank.

Mr. Gordon Willaim French has served as a member of our board of directors since March 20, 2023 and is a member of the Audit and Risk Committee. Mr. French was appointed as the new Audit and Risk Committee Chairman effective on April 1, 2023. Mr. French was the Head of Global Banking and Markets for Asia-Pacific at HSBC based in Hong Kong responsible for all Global Banking and Market’s businesses in the region: Global Banking, Global Markets, Securities Services, Global Liquidity and Cash Management and Balance Sheet Management. He represented HSBC on various regulatory and exchange committees. He was also the inaugural Chairman of HSBC Bank (Singapore) Limited from April 2016 to June 2017.

Mr. Alan Ian Hatton has served as a member of our board of directors since December 14, 2022. Mr. Hatton has over 15 years of leadership experience in the maritime industry and is currently the Managing Director of Foreguard Shipping, a privately-owned ship owner and operator of vessels in the chemical, offshore and gas sectors. Mr. Hatton started his career as an M&A banker at DrKW and Lazard and subsequently held CEO positions at publicly listed and private ship owning and operating companies.

Dr. Kurt Ernst Moritz Klemme has served as a member of our board of directors since December 6, 2022 and is the Chairman of the Board of Directors, member of the Audit and Risk Committee and member of the Compensation and Nomination Committee. Dr. Klemme has nearly 25 years of experience in the shipping industry and is presently the Managing Director of Reederei Nord GmbH Germany and Group Managing Director of the international Reederei Nord Holdings. He has worked in a variety of leadership positions with the group during the past 20 years. Currently, he is also Chairman of the German Shipowners’ Defence Association.

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Mr. Charles Goodson Maltby has served as a member of our board of directors since December 6, 2022 and is a member of the Compensation and Nomination Committee. Mr. Maltby has over 20 years of experience in the shipping industry and is currently the Chief Executive Officer of BW Epic Kosan, which is the world’s leading owner and operator of modern high-quality fully pressurised, semi-refrigerated, and ethylene capable gas carriers. Prior to that, Mr. Maltby held leadership positions at Pacific Basin and the transportation divisions of BHP Billiton.

Mr. Cullen Michael Schaar has served as a member of our board of directors since December 6, 2022 and is a member of the Compensation and Nomination Committee since February 10, 2023. Mr. Schaar was appointed as the new Compensation and Nomination Committee Chairman effective on April 1, 2023. Mr. Schaar has over 15 years of experience investing in the maritime industry and is a private investor in the finance, energy, and transportation sectors. Prior to that, Mr. Schaar was President of Indigena Capital LP, Interim Chief Financial Officer and Director of Epic Gas Ltd, and an investment professional at Jefferies Financial Group, Inc.

(iv)	Ordinary Resolution No. 10 will allow the Company to pay director’s fees to Non-executive Directors (on a quarterly basis in arrears) for services rendered by NEDs for the financial year ending December 31, 2023. The total annual directors’ fees for the financial year ending December 31, 2023 is US$846,667 (assuming no changes in the number of NEDs and their respective Board and Committee composition).

(v)	Ordinary Resolution No. 11 deals with the re-appointment of the independent auditors, Deloitte & Touche LLP, who has served as our statutory Auditor for the financial year ended December 31, 2022. The Audit and Risk Committee has approved and recommended to our Board the re-appointment of Deloitte & Touche LLP as our statutory Auditor for the financial year ending December 31, 2023 and to perform other appropriate services. As a result, our Board has approved, subject to shareholders’ approval, the re-appointment of Deloitte & Touche LLP and, pursuant to Section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorise the Directors to fix the Auditor’s remuneration for services rendered through the 2023 AGM.

Per our Constitution, Ordinary Resolutions No. 12, 13 and No. 14 are special business to be transacted at the annual general meeting.

(vi)	Ordinary Resolution No. 12 is to authorise the approval of the NED Compensation Program for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs. The particular option to be adopted in each instance shall be a matter discussed between the Chief Executive Officer and the NED concerned (or NEDs) at that time, taking into account the exigencies of the particular extra-ordinary project.

The NED Compensation Program is to take effect for work done by the NEDs since January 1, 2023. It is to be noted that regardless of the option to be adopted for the NED Compensation Program, the aggregate additional fees for all out-of-scope projects shall be capped at US$120,000 for each NED in any one financial year.

The Company engaged the remuneration consultant, Clearbridge Compensation Group to review the Company’s NED compensation programs versus programs of other public listed peers in the maritime industry. The analysis of the market data from maritime and shipping companies with relevant Global Industry Classification Standard (“GICS”) codes and of companies with market capitalisation ranging from US$100 million to US$5 billion show that the proposed NED compensation in Ordinary Resolution No. 10 as well as incremental fees for out-of-scope work in Ordinary Resolution No. 12, is aligned with market practice.

(vii)	Ordinary Resolution No. 13 is required to allow the Company to purchase or otherwise acquire its issued shares, on the terms and conditions set out in the Resolution. Our shareholders have approved the Share Repurchase Mandate at the annual general meeting held on May 26, 2022 and that approval is due to expire on the date of the AGM. Accordingly, we are submitting this proposal to seek approval from our shareholders at the AGM for a renewal of the Share Repurchase Mandate.

If approved by shareholders, the authority conferred by the Share Repurchase Mandate will, unless varied or revoked by shareholders at a general meeting, continue in force until the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated. Notwithstanding that the shareholders may approve the renewal of the Share Repurchase Mandate at the forthcoming AGM, the prior approval of shareholders by way of an ordinary resolution will be required for each subsequent annual renewal of the Share Repurchase Mandate. It is expected that authority for share repurchases will be sought in the future on an annual basis at the annual general meetings of the Company. Whilst the Singapore Companies Act allows a maximum of 20% of the ordinary shares in issue at the time of the passing of a resolution of the shareholders of the Company in respect of a share purchase mandate (excluding any ordinary shares which are held as treasury shares as at that date) to be purchased, the Directors of the Company currently propose that the authority is provided to purchase up to 10%. The Company intends to use internal resources or external borrowings or a combination of both to finance the purchase or acquisition of its shares.

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Purchases or acquisitions of ordinary shares may be made by way of market purchases on the NASDAQ Global Select Market and/or the JSE through the ready market through one or more duly licensed brokers or dealers appointed by the Company for the purpose in compliance with the requirements of Rule 10b-18 under the Exchange Act, and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder).

An ordinary share purchased or acquired by the Company is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to such ordinary share will expire on such cancellation) unless such ordinary share is held by the Company as a treasury share. At the time of each tranche of purchase of ordinary shares by the Company, the Directors will decide whether the ordinary shares purchased will be cancelled or kept as treasury shares, or partly cancelled and partly kept as treasury shares, depending on the needs of the Company and as the Directors deem fit in the interest of the Company at that time.

(viii)	Ordinary Resolution 14 is to authorise our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorisation would be effective from the date of the AGM until the earliest of (i) the conclusion of the AGM for the financial year ending December 31, 2023 (the “2023 AGM”), (ii) the expiration of the period within which the 2023 AGM is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the New Issue Prescribed Limit has been reached. The 2023 AGM is required to be held within six months after the financial year end, December 31, 2023.

FINANCIAL INFORMATION RELATING TO THE SHARE REPURCHASE MANDATE

The source of funds to be used for the purchase of ordinary shares is existing cash and funding sources and/or new debt facilities that the Company may enter into in the future. Only funds legally available for purchasing ordinary shares in accordance with the Company’s constitution and the applicable laws of Singapore will be used for the purchase of ordinary shares.

The Singapore Companies Act permits the purchase or acquisition of ordinary shares out of capital and/or profits so long as the Company is solvent. Such a payment shall include any expenses (including brokerage or commission) incurred directly in the purchase or acquisition of ordinary shares. For this purpose, a company is solvent if (a) there is no ground on which the company could be found to be unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company’s assets is not less than the value of its liabilities (including contingent liabilities) and will not after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

The amount of financing required and the financial effects on the Company and the group (including the Company’s subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Repurchase Mandate will depend on, inter alia, the aggregate number of ordinary shares purchased or acquired, the price paid for such ordinary shares, whether the purchase or acquisition was made out of profits and/or capital and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

Assuming a market price of US$10.52 per ordinary share (which is the closing price of the ordinary shares on the NASDAQ Global Select Market as at March 31, 2023, the last practicable date prior to the date of issue of this Notice), the total share purchase consideration for 10% of the Company’s ordinary shares in issue as at the date of issue of the Notice, being 1,947,200 shares, would be US$20,484,544, before transaction costs.

Implementing a share purchase on these terms on December 31, 2022 (assuming that 19,472,008 ordinary shares of the Company had been in issue immediately prior to the share purchase, the authority for the purchase by the Company of its ordinary shares had been in force on December 31, 2022 and that the purchased shares were cancelled immediately thereafter) would have had the effect, amongst other effects, of reducing the Company’s total equity from US$287,449,000 to US$266,964,456 as of such date. The determination of the foregoing estimated financial effect has been derived from the Company’s statement of financial position as at December 31, 2022, included in the Company’s audited consolidated financial statements available from our website. The information does not represent the actual financial position or results of operations of or the financial effects on the Company as at and for the dates indicated, and is being furnished solely for illustrative purposes. Furthermore, the information does not purport to project the Company’s results of operations or financial position for any future period or as of any future date, or that any shares purchased will be cancelled.

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DEFINITIONS

For purposes of this Notice (including the Form of Proxy and Voting Instruction) the following definitions are used.

Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

South African Shareholders: are Beneficial Shareholders whose interests are reflected on the South African administrative depository register. In general terms, this reflects the shareholders who trade on the JSE.

International Shareholders: are Beneficial Shareholders, other than South African Shareholders.

MEETING TO BE HELD BY ELECTRONIC MEANS

The AGM will be held by electronic means pursuant to the COVID-19 (Temporary Measures) (Alternative Arrangements for meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020 (the “COVID-19 Order”) under the COVID-19 (Temporary Measures) Act 2020 which enables the Minister for Law by order to prescribe alternative arrangements for listed companies in Singapore to, inter alia, conduct general meetings, either wholly or partly, by electronic communication, video conferencing, tele-conferencing or other electronic means.

Due to the COVID-19 outbreak in Singapore, a shareholder will not be able to physically attend the AGM. In accordance with the COVID-19 Order, a shareholder (whether individual or corporate) may vote only by appointing the Chairman of the meeting as his/her/its proxy to vote on his/her/its behalf at the AGM. A shareholder may observe and/or listen to the AGM proceedings via live audio-visual webcast or live audio-only stream, and may submit questions in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only by electronic submission of the required voting instruction or via post, as further discussed below.

With the constantly evolving COVID-19 situation, the Company may be required to change the AGM arrangements at short notice. In the event of any changes or further measures, shareholders will be advised by way of an announcement or other appropriate means.

GENERAL MATTERS RELATING TO THE MEETING

Quorum

The quorum required to transact business at the AGM is representation of at least 15% of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of both the routine business and the special business, in order for a resolution to be passed more than 50% of the eligible votes cast on the resolution must be in favour of the resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Identification of shareholders and their representatives

Before any person may participate in the AGM, the Chairman of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified.

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RECORD DATE FOR DETERMINING BENEFICIAL SHAREHOLDERS’ ELIGIBILITY TO VOTE

Only those Beneficial Shareholders recorded in the records of the relevant securities depository on April 6, 2023 are eligible to vote.

HOW TO CAST YOUR VOTE

An eligible Beneficial Shareholder may only cast his/her/its vote by completing a “Form of Proxy and Voting Instruction” (as attached) in accordance with the instructions it contains. The duly completed form must be submitted by South African Shareholders, by May 22, 2023 at 12:00 South Africa Standard Time, to your broker, dealer, securities depository or other intermediary and by International Shareholders, by May 22, 2023 at 06:00 United States Eastern Daylight Time, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Refer to the “Form of Proxy and Voting Instruction” for further instructions.

An eligible Shareholder of Record may only cast his/her/its vote by completing a “Form of Proxy and Voting Instruction” and emailing it back to proxy@continentalstock.com or by posting it to 1 State Street, 30th Floor, New York, NY10004-1561.

If you wish to revoke a form of proxy and voting instruction, a Beneficial Shareholder must send an email to notify this to the relevant broker, dealer, securities depository or other intermediary and a Shareholder of Record must send an email to notify this to Continental Stock Transfer & Trust Company, in each case, by May 22, 2023.

SHAREHOLDER PARTICIPATION IN THE AGM

A live audio-visual webcast and a live audio-only stream will allow shareholders to view and/or listen to the AGM proceedings. Shareholders will not be able to ask questions during the course of the AGM but can submit their questions in advance. Pre-registration, which includes a verification process, is required in such cases, as further discussed below.

How to submit questions to be raised at the AGM, watch the live audio-visual webcast or listen to the audio-only live stream of the AGM proceedings

In order to be able to submit questions to be raised at the AGM, watch the live audio-visual webcast or listen to the audio-only live stream of the AGM proceedings, a shareholder (whether a Beneficial Shareholder or a Shareholder of Record) is required to pre-register with the Company. You can pre-register at our website http://www.grinshipping.com/AGMRegistration2023.

At the time of pre-registering, Shareholders will be required to make certain elections and provide certain information, including (a) indicating participation at the AGM either by “Audio-visual” or “Audio-only”; (b) your name; (c) your email address; (d) your telephone or mobile number; (e) the number of shares held; (f) whether you are a South African Shareholder or an International Shareholder or a Shareholder of Record (refer to the definitions above); and (g) name of brokerage firm.

In addition, as part of the pre-registration and authentication process, Beneficial Shareholders are required to ensure that a legal proxy or letter of representation is submitted to the Company. You should contact your broker, dealer, securities depository or other intermediary through which your shares are held to request the necessary legal proxy or letter of representation. It is not necessary that you, as the Beneficial Shareholder, be the person that submits questions to be raised at the AGM, watches the live audio-visual webcast or listens to the audio-only live stream of the AGM proceedings. You are able to nominate another person to perform such actions on your behalf and you should make this known to your broker, dealer, securities depository or other intermediary when requesting your legal proxy or letter of representation. Your broker, dealer, securities depository or other intermediary will advise you of the documentation they require in order to provide a legal proxy or letter of representation.

The legal proxy or letter of representation is required to be uploaded via the website http://www.grinshipping.com/AGMRegistration2023 or emailed to AGM2023@grindrodshipping.com.

Simultaneously with the submission of the pre-registration information and supporting documentation, Shareholders are able to submit questions to be raised at the AGM through the website http://www.grinshipping.com/AGMRegistration2023. In addition, Shareholders of Record are able to submit their questions to the Company by post to 200 Cantonment Road, #03-01 Southpoint, Singapore 089763.

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Authentication process

Once the pre-registration and relevant supporting documentation has been provided to the Company, the Company will authenticate the pre-registration particulars. Authenticated shareholders will receive a confirmation email by which contains details to participate in the live webcast (for those who opted for audio-visual at pre-registration) or a local dial-in number and conference code to access the audio only stream (for those who opted for audio-only only).

If we are unable to verify your shareholder status, we will notify you via email that you will not be able to access the AGM proceedings.

Questions related to pre-registration

For any questions related to the pre-registration for the AGM, please email to AGM2023@grindrodshipping.com

CUT-OFF TIMES

Submission of votes on a “Form of Proxy and Voting Instruction”

For submission of your “Form of Proxy and Voting Instruction” – May 22, 2023 at 06:00 United States Eastern Daylight Time/12:00 South Africa Standard Time, as appropriate.

Pre-registration by Shareholder

For submission to the Company of the pre-registration and supporting documentation, including the legal proxy or letter of representation – May 22, 2023 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time. You should be aware that it will take some time for your broker, dealer, securities depository or other intermediary to process your request for a legal proxy or letter of representation and you will need to make the necessary arrangements allowing sufficient time for this.

Submission of questions to the Company

For submission, whether by email or by post, to the Company of questions to be raised at the AGM – May 22, 2023 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time.

Confirmation from Company

For receipt from the Company of a confirmation e-mail with details of how to connect to the audio/video streams – May 24, 2023 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time.

INFORMATION FOR BROKERS, DEALERS, OTHER INTERMEDIARIES, AND SECURITIES DEPOSITORIES

The cut-off time for acceptance of the completed “Form of Proxy and Voting Instruction” and the appointment of legal proxies and the issue of letters of representation is May 22, 2023 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time. If the “Form of Proxy and Voting Instruction” does not indicate how the votes are to be dealt with, the votes of the relevant shares are to be regarded as having been abstained.

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PERSONAL DATA

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy and/or any adjournment thereof or submitting any details of the shareholder’s representative(s) in connection with the AGM, a shareholder of the Company (whether a Beneficial Shareholder or a Shareholder of Record) (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward-looking statements, including, among others, the proposed sources of funds for the share purchase and the illustrative impact of the Share Repurchase Mandate, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events.

BY ORDER OF THE BOARD

Grindrod Shipping Holdings Ltd.

(Company Registration No. 201731497H)

Mr. Edward Buttery, Chief Executive Officer and Executive Director

April 12, 2023

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CORPORATE INFORMATION

Registered Office	Company Secretary
Grindrod Shipping Holdings Ltd.	Sharon Ting
(Registration number: 201731497H)	200 Cantonment Road,
200 Cantonment Road,	#03-01 Southpoint,
#03-01 Southpoint,	Singapore 089763
Singapore 089763	Email: SharonT@grindrodshipping.com

Place of incorporation: Singapore	JSE Corporate Sponsor
Grindrod Bank
Date of incorporation: November 2, 2017	4th Floor, Grindrod Tower,
8A Protea Place, Sandton, 2196
Website: www.grinshipping.com	Tel: +27 (11) 459 1890
Email: AnnerieB@grindrodbank.co.za
Transfer Agent
Continental Stock Transfer & Trust Company	South African Administrative Depository Agent
1 State Street, 30th Floor,	Computershare Investor Services (Pty) Ltd
New York NY 10004-1561,	Postal: Private Bag x9000, Saxonwold
USA Tel: +1 (212) 509 4000	2132 South Africa
Fax: +1 (212) 509 5152	Physical: Rosebank Towers,
Email: proxy@continentalstock.com	15 Biermann Avenue,
Rosebank 2196,
United States Proxy Agent	South Africa
Broadridge	Tel: +27 (11) 370 5000
51 Mercedes Way	Fax: +27 (11) 688 5238
Edgewood, New York NY 11717, USA	Email: proxy@computershare.co.za
Tel: +1 (631) 254 7067
Central Securities Depository South Africa
Strate (Pty) Ltd.
1st Floor, 9 Fricker Road, Illovo Boulevard,
Illovo Sandton, 2196
Email: CorporateActions@strate.co.za

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Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

NASDAQ Share code: GRIN and SEC CIK Number:

CIK0001725293 JSE Share code: GSH and ISIN: SG9999019087

(“GRIN” or “the Company”)

FORM OF PROXY AND VOTING INSTRUCTION

For use at the annual general meeting to be held at 18:00 Singapore Standard Time (12:00 South Africa Standard Time, 06:00 United States Eastern Daylight Time) by way of electronic means on Thursday, May 25, 2023, and/or each adjournment thereof (the “AGM”).

A shareholder will not be able to physically attend the AGM. Beneficial Shareholders and Shareholders of Record who wish to vote must appoint the Chairman of the AGM as their proxy to vote on their behalf at the AGM, and must complete and return this form of proxy and voting instruction in accordance with the instructions contained herein.

This form must be completed and delivered:

1-	by International Shareholders to Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, by 06:00 United States Eastern Daylight Time on Monday, May 22, 2023;

2-	by South African Shareholders to your broker, dealer, securities depository or other intermediary through which your interests are held, by 12:00 South Africa Standard Time on Monday, May 22, 2023; and

3-	by Shareholders of Record to Continental Stock Transfer & Trust Company via email to proxy@continentalstock.com or by post to 1 State Street, 30th Floor, New York, NY10004-1561, by 06:00 United States Eastern Daylight Time on Monday, May 22, 2023.

By submitting this form, you accept and agree to the personal data privacy terms set out in the notice of AGM to which this form is attached.

If you do not indicate how your votes are to be dealt with you will be deemed to have abstained from voting.

Please refer to the notes and instructions overleaf regarding completion of this form.

Shareholder of Record / Beneficial Shareholder details

I/We (Please print full names) _____________________________________ of (address) ____________________

_________________________________________________________________________________________

Identity number __________________________________________________________________

telephone number _______________________________________ cell phone number _______________________

e-mail address _______________________________________________________________,

being the Shareholder(s) of Record / Beneficial Shareholder(s) of _________________ [see note 1] ordinary shares in the Company wish to appoint the Chairman of the AGM to vote as my/our proxy in accordance with the following voting instruction.

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Voting instruction: I/We wish to vote my/our shares as follows [see note 2]:

No.	ROUTINE BUSINESS	For[2]	Against[2]	Abstain[2]
1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended December 31, 2022 and the Auditor’s Report thereon.
2.	To re-appoint Mr. Paul Charles Over, who retires pursuant to Regulation 101 of the Constitution, as a Director.
3.	To re-appoint Ms. Rebecca I Brosnan, who retires pursuant to Regulation 106 of the Constitution, as a Director.
4.	To re-appoint Mr. Edward Christopher David Buttery, who retires pursuant to Regulation 106 of the Constitution, as a Director.
5.	To re-appoint Mr. Gordon William French, who retires pursuant to Regulation 106 of the Constitution, as a Director.
6.	To re-appoint Mr. Alan Ian Hatton, who retires pursuant to Regulation 106 of the Constitution, as a Director.
7.	To re-appoint Dr. Kurt Ernst Moritz Klemme, who retires pursuant to Regulation 106 of the Constitution, as a Director.
8.	To re-appoint Mr. Charles Goodson Maltby, who retires pursuant to Regulation 106 of the Constitution, as a Director.
9.	To re-appoint Mr. Cullen Michael Schaar, who retires pursuant to Regulation 106 of the Constitution, as a Director.
10.	To approve the remuneration of the Non-executive Directors of the Company from time to time during the year ending December 31, 2023 in accordance with the following: annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$175,000; (ii) Directors’ fee of US$85,000; (iii) Committee Chairman’s fee of US$40,000; and (iv) Committee member’s fee of US$15,000.
11.	To re-appoint Deloitte & Touche LLP as the Auditors of the Company and to authorize the Directors to fix the Auditors’ remuneration.
SPECIAL BUSINESS
12.	To approve the NED Compensation Program pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs.
13.	Renewal of the Share Repurchase Mandate.
14.	Authority to allot and issue new shares up to 20% of shares outstanding.

Signed at __________________ on ______________________ 2023

______________________________________________________

Signature of Shareholder(s) or Common Seal [see notes 4 and 5]

And, only in the case of a minor, assisted by [see note 6]

Name in full	Signature

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NOTES TO THE FORM OF PROXY AND VOTING INSTRUCTION FORM

1.	Please insert the relevant number of those shares owned by you that is to be represented in this form of proxy and voting instruction. You are not obliged to vote all your shares or to vote all your shares in the same manner.

2.	If you wish to split your votes across the voting options or to cast your votes in respect of a lesser number of shares than you own in the Company insert the relevant number of shares in respect of which you wish to vote in the relevant space under the columns headed For, Against, Abstain, as appropriate. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder. If you wish to cast all of the votes of those shares owned by you that are represented in this form of proxy and voting instruction in the same way in respect of a particular resolution, you need not fill in such number of shares but you must indicate your vote as either For, Against or Abstain by placing a tick or cross in the relevant space.

3.	Any deletions, alterations or corrections made to this form must be initialed by the shareholder.

4.	In the case of joint shareholders, all holders must sign this form.

5.	This form must be executed by the shareholder or his attorney, or if such shareholder is a corporation, under its common seal or under the hand of its officer or attorney, duly authorised in writing. Where this form is executed by an attorney, the power of attorney or a duly certified copy thereof must be lodged with this form (failing previous registration with the Company, the Transfer Agent or the South African Administrative Depository Agent or waiver of this requirement by the Chairman of the AGM), failing which this form may be treated as invalid and disregarded.

6.	A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been previously registered with the Company, the Transfer Agent or the South African Administrative Depository Agent or unless this requirement is waived by the Chairman of the AGM.

7.	The Chairman of the AGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the shareholder wishes to vote.

8.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the form are not ascertainable may be rejected.

9.	This form must be completed and delivered:

(i)	by International Shareholders to Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, by 06:00 United States Eastern Daylight Time on Monday, May 22, 2023;

(ii)	by South African Shareholders to your broker, dealer, securities depository or other intermediary through which your interests are held by 12:00 South Africa Standard Time on Monday, May 22, 2023; and

(iii)	by Shareholders of Record to Continental Stock Transfer & Trust Company via email to proxy@continentalstock.com or by post to 1 State Street, 30th Floor, New York, NY10004-1561, by 06:00 United States Eastern Daylight Time on Monday, May 22, 2023.

10.	If you wish to revoke this form of proxy and voting instruction, a Beneficial Shareholder must send an email to notify this to the relevant broker, dealer, securities depository or other intermediary and a Shareholder of Record must send an email to notify this to Continental Stock Transfer & Trust Company, in each case, by May 22, 2023.

11.	In any case where a Shareholder of Record is a securities depository whose name or whose nominee’s name is entered as a member in the register of members of the Company in respect of book-entry securities in the Company (“Depository”), the Company shall be entitled and bound:

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(i)	to reject any instrument of proxy lodged if a person who has an account directly with the Depository, which account is credited with book-entry securities in the Company, (“Depositor”) is not shown to have any shares entered against his name in the register maintained by the Depository in respect of book-entry securities in the Company (“Depository Register”) as at 72 hours before the time of the AGM as certified by the Depository to the Company; and

(ii)	to accept as the maximum number of votes which in aggregate the proxy appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the AGM as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor. If that number is smaller than the number specified in the instrument of proxy, the maximum number of votes “for”, “against” or “abstain” shall be accepted in (as nearly as may be) the respective proportions set out in the instrument of proxy.

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